Exhibit 99.1

EARNINGS COVERAGE
DECEMBER 31, 2009

The following financial ratios have been calculated on a consolidated basis for the respective 12 month period ended December 31, 2009 and are based on unaudited financial information.  The financial ratios have been calculated based on financial information prepared in accordance with Canadian generally accepted accounting principles.  The following ratios have been prepared based on net income:

December 31, 2009
Earnings coverage on long-term debt	2.6 times
Earnings coverage on long-term debt and First Preferred Shares	2.5 times